Investment Partners Asset Management
1 Highland Avenue Metuchen NJ 08840

December 22, 2009

Board of Directors of Winmill & Co. Incorporated
Attention: Mr. Thomas Winmill President
Winmill & Co. Incorporated
11 Hanover Square
New York, NY 10005

Re:            Transparency and Corporate Governance Issues

Dear Mr. Winmill,

Clients of my firm, Investment Partners Asset Management, own 86,845 Class A shares of Winmill & Company Incorporated (“Winmill or “the Company”).  As I write this letter, we are in the midst of the holiday season of 2009.  For those running companies whose shares trade publicly, I would expect the end of the year would be a time to remember the valuable relationships with stockholders and clients, evaluate past performance, and plan for the future.

Unfortunately, as 2009 draws to a close, outside, minority shareholders of Winmill have not heard from you this year… or last year for that matter.  In fact, you have not updated your outside Class A shareholders with consolidated information since November of 2007 (25 months ago) when you released Winmill’s Third-Quarter 2007 financial results.  Given the financial crisis of the past 2 years and the increased scrutiny and skepticism of financial institutions during that same period, it is uncertain as to why you have not been more communicative.  One expects that a responsible board in this environment would proactively assure investors that measures are being taken to improve operations, grow revenues and enhance shareholder value.  To date, though, there has not yet been any message from your management directly to its outside minority shareholders during this tumultuous period.  With the stock, according to the last-sale price on the pink sheets from December 16, 2009 at $2.25 (down from more than $6.00 roughly two years ago), the current market capitalization of the Company is only about $3.71 million – representing only a fraction of my estimate of Winmill’s tangible book value.

Additionally, beyond just the lack of transparency of your holding company, a deeper analysis of some of Winmill’s funds and affiliated companies seems to show a past strategy of converting open-end funds into closed-end funds, and converting closed-end funds into operating companies.  It also appears that a number of your affiliated entities have de-listed from national exchanges and/or de-registered as public companies.  These entities also seem to rely on provisions of Maryland Law and other anti-takeover provisions to entrench management - possibly benefiting insiders of those entities at the expense of their outside minority shareholders.  As you know, Maryland Law (and specifically the Maryland Control Share Acquisition Act) can limit the rights of outside investors to the degree they own over 10% of an issuer’s outstanding shares, and thus can limit outside shareholders’ ability to effect change – even if change may be called for.  Since the tactics above can favor the interests of management rather than the interests of outside minority shareholders of your affiliated companies, I fear these corporate governance characteristics may be impacting the market value of those companies’ shares, and thus indirectly affecting the market value of Winmill’s shares.

Analysis of Available Information

Affiliates of Winmill:

Tuxis Corporation (“Tuxis”, formerly Bull & Bear Municipal Income Fund) is approximately 24% owned by Winmill.  According to Tuxis’ annual reports and SEC filings, in late 1996 a diversified series of shares issued by Bull & Bear Municipal Securities, Inc. (an open-end management investment company organized under Maryland Law in 1983) converted to a closed-end fund named Bull & Bear Municipal Income Fund, also organized under Maryland Law.  In 1998 the Bull & Bear Municipal Income Fund changed its name to Tuxis.  In 2001, the board of Tuxis approved of a new investment policy to own through internal development or acquisition majority stakes in new and small businesses, including privately-owned companies, with an emphasis on real estate.  In 2004, Tuxis applied to de-register as a closed-end fund and in 2005 it was granted de-registration.  In 2007 Tuxis’ shares were de-listed from a national exchange and it de-registered as a public company with the SEC.  Among the reasons cited for this decision were the ongoing costs and expenses of remaining listed on the American Stock Exchange (“AMEX”).  Tuxis’ most current financial information is from September of 2009 when it showed a book value of $6,968,254.  Tuxis’ cumulative rental income from its properties over the past 5 and 3/4 reported fiscal years does not reach $750,000.  Despite Tuxis’ stated desire to reduce certain expenses, Tuxis has incurred nearly $3.89 million worth of expenses during the past 5 and 3/4 years (with the largest percentage being salaries.)  Even though Tuxis’ stated book value at September 30, 2009 was more than $6.9 million, its market capitalization at its last-sale share price of $1.28 on November 19, 2009 (according to the quote in the pink sheets) is only about $1.3 million - a discount to book value of about 80%.  Since October 5, 2005 when Tuxis was granted de-registration as an investment company, its share price is down approximately 85%, while its stated book value has decreased by about 19% during the same period.

Bexil Corporation (“Bexil”, formerly Bull & Bear Government Securities Fund) is approximately 25% owned by Winmill.  According to Bexil’s annual reports and SEC filings, Bull & Bear Government Securities Fund, which previously had been a series of Bull & Bear Funds II (an open-end mutual fund), in 1996 converted to a stand-alone closed-end fund organized under Maryland Law.  In 1999 Bull & Bear Government Securities Fund changed its name to Bexil Corporation.  In December 1999 the board changed the investment objective from purely government-oriented income securities to include equity and other securities of selected growth companies and in companies that invest or deal in natural resources or commodities.  In 2000, the board again adopted a new investment policy to own through internal development or acquisition majority stakes in new and small businesses, including privately-owned companies.  In 2002 Bexil filed to de-register, and in 2004 Bexil was granted de-registration as a closed-end fund.  Bexil purchased a stake in York Insurance Services Group in 2002 and sold that asset in 2006 for $38,864,121.  Upon entering the agreement to sell that asset in 2005, $815,625 in bonuses were awarded to employees, and upon consummation of the sale of that asset $1,909,228  in bonuses were paid to Bexil employees.  Bexil’s total expenses in 2006 were $3,452,332, with the largest percentage being employee-related costs. In 2007 Bexil’s shares were de-listed from a national exchange (AMEX) and it de-registered with the SEC as a public company.  Among the reasons cited for this decision were the ongoing costs and expenses of remaining listed on the AMEX.  Bexil’s most current financial information is from September of 2009 when it showed a book value of $38,146,124. Despite Bexil’s stated desire to reduce certain expenses, from fiscal 2007 through the 3rd quarter of 2009 (while Bexil had not yet purchased a stake in an operating business) it incurred $3,339,993 worth of expenses (with the largest percentage being salaries.)  During the first quarter of 2009, Bexil provided for a loan for insiders to purchase $2,366,933 worth of Bexil stock under options for which Bexil does not appear to have yet received any cash proceeds.  The transaction appears to have given Bexil insiders (who previously only had stock options) actual ownership of more than 100,000 shares at a weighted average price of around $21.95, while book value per share at that time exceeded $38.00.  While there is likely a benefit to insiders of Bexil personally, it is not apparent how such a transaction benefits outside minority Bexil shareholders directly or outside minority Winmill shareholders indirectly.  Though Bexil’s stated book value at September 30, 2009 was approximately $38.1 million, its market capitalization at its last-sale share price on December 15, 2009 of $22.40 (according to the quote in the pink sheets) is only about $22.5 million - a discount to book value of more than 35%.  Since January 6, 2004, when Bexil was granted de-registration as an investment company, its share price is up about 36%, while its stated book value has increased by approximately 151% during the same period.

Foxby Corp. (“Foxby”, formerly Internet Growth Fund Inc.) is approximately 24% owned by Winmill.  (As you know, our clients also have a minority position in Foxby.)  Foxby is a non-diversified, closed-end management investment company organized under Maryland Law.  In 2003 Internet Growth Fund changed its name to Foxby Corp.  In 2008 this fund lost 63.27% of its value and de-listed from the AMEX to trade in the pink sheets.  Foxby’s asset value has recovered somewhat in 2009, but due to its loss in 2008, it is currently among the smallest (if not the smallest) of closed-end funds.  It also has among the widest discounts to asset value of any closed-end fund. For the first time since its inception, Foxby has not scheduled an annual shareholder meeting where investors can voice their concerns.  As of 9/30/2009 Foxby’s net asset value was $3,993,377 but its market capitalization was $2,818,854 – a discount of nearly 30%.  Foxby has a staggered board of directors and relies upon the Maryland Control Share Acquisition Act (which, as referenced above, can serve as a management-entrenchment tool).  At yesterday’s closing share price of $0.92, Foxby is trading at a about a 43% discount to its net asset value.

Based upon the financial information above, the value of Winmill’s holdings in affiliates taken as a percentage of the stated book value of each of those holdings, as best as I can tell, is approximately $12 million (or roughly $7.20 per share), but given the discounts to book value that these companies trade at, the market value of Winmill’s holdings of these companies is only about $7 million (or about $4.20 per share).

Assets Under Management:

From the quarterly reports of the various Winmill funds, it appears that assets under management as of 9/30/09 are as follows:
                             State of
Open-end Funds                                                                Net Assets                            Incorporation      Form of Fund / Trading Venue

Midas Fund (as of 9/30/09)                                             $102,755,656                            MD                      open-end
Midas Special Fund (as of 9/30/09)                               $  10,944,398                            MD                      open-end
Midas Perpetual Portfolio (as of 9/30/09)                    $    7,686,396                           MD                       open-end

Closed-end Funds

Global Income Fund (as of 9/30/09)                               $  31,785,423                                MD                  delisted from AMEX 2007 -
(formerly a series of Bull & Bear Funds II –                                                                                                trades on the Pink Sheets
an open-end fund until 1997)

Foxby Corp (as of 9/30/09)                                              $    3,993,377                                MD                   delisted from AMEX 2008 -
(formerly Internet Growth Fund Inc.                                                                                                              trades on the Pink Sheets
 until 2003)

There are various metrics for valuing assets under management, but I suspect that more than $150 million spread over 5 funds should add at least something to the franchise value of Winmill, and that value does not appear to be reflected currently in Winmill’s stock price.

Questions

The above is basically the extent of the information that I could discern from what your funds and affiliates have disclosed.  But there are many questions which remain unanswered which would be beneficial for shareholders to know when analyzing their investment in Winmill.  Such questions include, but are not limited to:

What are the revenues and expenses of the advisory business?
What is the status of the 5-year 500,000 share buy-back program commenced in July 2006?
What is the current cash-surrender value of the key-man life insurance policies, and are these policies still in effect?
Were the promissory notes of $390,000 from December 12, 2006 (in connection with employee stock options exercises) repaid?
Are there any negative developments which should be disclosed to shareholders (lawsuits, regulatory matters, etc.)?
Does your firm plan  to convert any of its open end funds to closed-end funds? If so, would they trade on the pink sheets as your current closed-end funds do?
Does your firm plan to change the investment objectives for its closed-end funds, de-register them as funds, switch them to operating companies, or de-register them as public companies?
Given the depressed share price, is Winmill re-issuing (or have you already re-issued) employee stock options?  A number of the current outstanding stock options appear to be expiring during 2009.
Given the discounts to book value that Winmill and its affiliates’ shares trade at, have insiders of these companies been utilizing these low valuations to effect inter-generational transfers of stock for estate-planning purposes?
Would the company and/or its affiliated entities benefit from consolidation in order to reduce costs and improve economies of scale?

Possible Impact on Shareholders of Your Company’s Lack of Transparency

The company’s lack of communication and transparency are somewhat confusing since you state on your website that “one of (your) guiding principles is that (you) will communicate with (your) shareholders as candidly as possible because (you) believe shareholders benefit from understanding (your) corporate philosophy and approach.”  When you issued an 8-K filing on July 13, 2004 explaining your rationale for delisting Winmill’s shares from the Nasdaq you stated that “delisting and deregistration will allow management to focus its resources on implementing the Company's business plan and thus position the Company to enhance long-term stockholder value. The Company intends to update its stockholders with financial information on a regular basis.” As mentioned before, you have not provided shareholders with updated consolidated financial information in a timely or regular fashion for the past two years, even though your website and your 8-K seem to suggest otherwise.  Incidentally, with respect to your goal of enhancing long-term stockholder value, I note that Winmill’s closing share price when you announced Winmill’s delisting and deregistration on July 13, 2004 was $4.02.  As of this writing, more than 5 years later, according to the last-sale price on the pink sheets, Winmill’s shares are $2.25.   Maybe resuming a timely release of information would improve the depressed price for the stock at least to some degree.

Possible Impact on Market Participants of Your Company’s Lack of Transparency

Beyond the frustration of performing due diligence given the lack of current consolidated financial information, there are possibly other effects of Winmill’s lack of transparency.  According to rule 15c2-11 investment firms making a market in your shares are required to maintain reasonably current financial information.  Specifically, according to rule 15c2-11, the balance sheet information in the market makers’ files should be no older than 16 months, and the statements of profit and loss and retained earnings should be for the 12 months preceding the date of such balance sheet.  While you have a tab on your company’s website to provide 15c2-11 information to market participants, your financial information is too stale for the market makers to adhere to the rule under normal circumstances.  The only way that market makers currently appear to be able to continue to provide an active trading market for Winmill’s shares is for them to rely on piggy-back exceptions of rule 15c2-11.  It’s possible that this is the reason that there are now only 7 market makers of your stock, compared to the 10 market makers discussed in your 2006 annual report.

Bottom Line:

Your company still has a publicly-traded stock, and you have a fiduciary obligation to enhance shareholder value. Due diligence for shareholders is a continual process, and to that end, I request that you immediately release Winmill’s consolidated annual reports for 2007 and 2008, as well as resume quarterly updates.  Furthermore, you should hold an annual meeting where shareholders can have a productive dialogue to voice their concerns, better understand your company’s approach, and hear about your strategy for creation of shareholder value.  Also, your affiliated companies and funds should consider abandoning the protection provisions of Maryland Law (specifically the Maryland Control Share Acquisition Act) and any other poison pill provisions, as I suspect that these limitations on shareholders’ rights may be contributing to the discounts to book value of these companies’ share prices.  For similar reasons, I also think you should consider re-listing the shares of your holding company, closed-end funds, and affiliates on national exchanges - or at least move them up to a higher tier on the bulletin board, such as the OTCQX. Finally, in order to represent the interests of the outside minority shareholders, you should consider appointing an independent outside individual to Winmill’s board of directors.  To ensure independence, that new board member should be someone who is unaffiliated with your firm, its affiliates, its employees, or employees’ family members.

I am interested in seeing Winmill’s share price more accurately reflect the value of the company’s enterprise, and would expect that you also share this goal. Therefore, as 2009 closes, I would like to see Winmill’s board take this opportunity to improve communication and enact strategies to create value for the company’s outside minority shareholders.

Regards,

Gregg Abella